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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                  (Rule 13e-4)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                          Sorrento Networks Corporation
 (Names of Filing Persons (identify status as offeror, issuer or other person))

          Options to purchase common stock, par value $0.30 per share, under certain Sorrento Networks Corporation option plans
                         (Title of Class of Securities)

                                   83586Q 10 0
                      (CUSIP Number of Class of Securities)

                               RICHARD L. JACOBSEN
                  Vice President, General Counsel and Secretary
                          Sorrento Networks Corporation
                               9990 Mesa Rim Road
                           San Diego, California 92121
                                 (408) 965-2600

                                    Copy to:
                             W. RAYMOND FELTON, ESQ.
                Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP
                            Metro Corporate Campus I
                              Post Office Box 5600
                          Woodbridge, New Jersey 07095
                                 (732) 549-5600
     (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)






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                            Calculation of Filing Fee

Transaction valuation                                      Amount of filing fee
Not Applicable                                        Not Applicable

     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                            Amount Previously Paid: Not applicable.
                            Form or Registration No.: Not applicable.
                            Filing Party: Not applicable.
                            Date Filed: Not applicable.

X Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     third-party tender offer subject to Rule 14d-1.

x    issuer tender offer subject to Rule 13e-4.

     going-private transaction subject to Rule 13e-3.

     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

         At the time Sorrento Networks Corporation commences its offer to exchange options, it will file a Tender Offer Statement with the Securities and Exchange Commission. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. The Offer to Exchange, the related Letter of Transmittal and certain other offer documents will be made available to all holders of eligible Sorrento Networks Corporation options and to all holders of Sorrento Networks Inc. options, at no expense to them. The Tender Offer Statement (including the Offer to Exchange, the related Letter of Transmittal and all other offer documents filed with the Commission will also be available for free at the Commission's Web site at www.sec.gov.






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TEXT OF POWER POINT PRESENTATION MADE TO EMPLOYEES  ON
MARCH 7, 2002

Total Compensation at Sorrento Networks

Sorrento Networks recognizes the need to improve the administration and components of our total compensation package. We want to ensure that our total compensation package is administered effectively and that the program remains competitive with industry standards. The first step in this process has been a review of our Stock Option Program.

Current Status of the Stock Option Program

Stock option grants are an important component of total compensation for Sorrento Networks employees. Due to economic trends and stock market volatility in the telecommunications sector, the market value of our stock has declined in recent months. The graph below illustrates Sorrento's stock performance relative to the NASDAQ Telecom sector performance for the past 12 months.

[GRAPH]

As a result, most of our outstanding option grants have exercise prices that are significantly higher than the current market price of our stock. When the exercise price is higher than the trading price, the stock options are considered to be "under water." Employees with a large number of underwater may feel that their total compensation package is worth less than it should be.

The Stock Option Exchange Program

To address this situation, Sorrento Networks is offering eligible employees the opportunity to participate in a Stock Option Exchange Program. Eligible employees may exchange certain existing underwater options for new options to be granted in the fiscal third quarter. If the stock price increases after the date the new stock options are granted, employees who participate in this exchange program potentially could increase the value of their total compensation package.

Eligibility

To participate in the exchange program you must be an employee of Sorrento Networks at the time of the exchange and at the time of the new grant date. You also must have a






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signed confidentiality and non-disclosure agreement on file with the Company. If you were granted any options within the 6 months prior to the time of the exchange, you are not eligible to participate in the exchange program.
Directors, officers and management personnel listed in the recently filed proxy statement are excluded from participating in the program.

How the Exchange Program Works.

The exchange is a voluntary program to surrender (tender) eligible stock options to Sorrento Networks in exchange for new stock options. The exchange period will last for approximately 30 days. New options will be granted in the fiscal third quarter, six months and one day from the end of the exchange period. The exchange applies to all SNI options, regardless of the exercise price, and to FIBR options with an exercise price greater than $7.50. In exchange for surrendered FIBR options, employees will receive the same number of FIBR options. In exchange for SNI options, employees will receive an equivalent number of FIBR options. The surrendered SNI options will be converted to FIBR options using a conversion ratio of 3.9 SNI options to 1 FIBR option. For example, if you decide to tender a grant of 100 FIBR options and a grant of 390 SNI options, your new grant of options will be as follows:

         Original Option Grants                                New Option Grant

         100 FIBR Options .................................... 100 FIBR Options

         390 SNI Options ..................................... 100 FIBR Options

         Total New Option Grant .............................. 200 FIBR Options

The exercise price of the new grant will be the closing market price on the date of the grant. Each option granted in exchange for a surrendered option will vest as if the original option had not been surrendered. For example: If your original option grant was scheduled to vest in June 2003, your new option grant will vest in June 2003. Employees may elect to surrender all, some or none of their current option grants. However, all options within an eligible grant must be either surrendered or retained.

Note: Participation in the exchange program does not provide employees the right to continued employment by Sorrento Networks.

If You Decide Not to Participate

If you choose to retain your existing options, then there will be no impact on the treatment of your options. The current exercise price remains in effect. The current vesting schedule remains in effect. The current option term continues. In addition to your retained options, you will receive a supplemental option grant equal to 10% of the equivalent number of FIBR options you currently hold. To calculate the number of options you will receive in the supplemental option grant, your current SNI options will






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be converted to FIBR options using a conversion ratio of 3.9 SNI options to 1
FIBR option. For example, if you currently hold a grant of 100 FIBR options and a grant of 390 SNI options, your supplemental grant will be as follows:


         Original Option Grants                                New Option Grant
         100 FIBR Options .................................... 100 FIBR Options

         390 SNI Options ..................................... 100 FIBR Options

         Total Equivalent FIBR Options........................ 200 FIBR Options

You will receive your supplemental grant one day after the close of the exchange period. The exercise price of the supplemental options will be the closing market price on the date of the grant. Vesting for the supplemental option grant will occur on a quarterly basis over the period of one year. After one year, you will be fully vested in the supplemental options.

Making Your Decision

The decision to participate in the Stock Option Exchange Program is entirely voluntary. Here are some factors to consider:

------------------------------------------------------------------------------------------------------
                                And the Stock Price                   And the Stock Price
                                Increases After the Date              Decreases After the Date
                                that the New Stock Options            that the New Stock Options
                                are Granted                           are Granted
------------------------------------------------------------------------------------------------------
If you Participate in the       * Your new stock option               * The new options you
Exchange Program                grant will be more valuable           receive will be underwater.
                                than it was at the date of the
                                grant.
------------------------------------------------------------------------------------------------------
If You Do Not Participate       * You could realize value             * The supplemental option
in the Exchange Program         from the supplemental                 grant you receive will be
                                option grant you receive,             underwater. Some of the
                                provided the stock price              options you retained may be
                                increases above the stock             underwater.
                                option exercise price.

                                * Depending on how much
                                the stock price increases,
                                you may realize value from
                                the stock options you retain.
------------------------------------------------------------------------------------------------------







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Making Your Decision . . . An Important Consideration

The decision to participate in this exchange is an individual one that should be based on a variety of factors. We encourage you to consult with your personal financial advisor regarding your participation in the exchange.

Program Timing

It is the Company's intent to file a tender offer with the Securities and Exchange Commission during the week of March 11, 2002. Once the filing is approved, employees will be given official notification, additional information and forms to complete.

Overview of Communication Material

When the filing is approved, you will receive the following:

Letter from Joe Armstrong
Question and Answer document
Copy of this presentation
Individual summary of your outstanding option grants and the number of options eligible for this exchange
Letter of transmittal (2 copies)